Expedition Leasing, Inc.

23110 SR 54, #346

Lutz, Florida 33549

Phone (813) 833-7525 • Fax (813) 885-5911

October 30, 2006

VIA EDGAR AND FEDERAL EXPRESS

Ms. Rebekah Toton

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Expedition Leasing, Inc.

Form SB-2

Filed June 30, 2006

File No.: 333-135514

Dear Ms. Toton:

On behalf of Expedition Leasing, Inc. (the “Company”), this letter responds to the comments you provided by letter dated October 19, 2006 regarding the Company’s Registration Statement on Form SB-2. Please be advised that, concurrent with this response, the Company filed Amendment No. 3 to its Registration Statement on Form SB-2 (the “Registration Statement”), which incorporates, to the extent applicable, our responses set forth below. A courtesy copy of the filing is enclosed herewith, together with a redline comparison to Amendment No. 2 to the Registration Statement on Form SB-2 filed September 29, 2006.

Your comments are set forth below in italics, and each comment is followed by the Company’s response.

Form SB-2/A

Cover Page

1.	The dates and the terms of the transactions whereby the shares to be resold were acquired are not matters that are key to investment decisions. Accordingly please eliminate the bullet points from the cover and simply state that the selling stockholders identified on a page you cross-reference are offering 5,229,800 outstanding shares of common stock.

The Company has revised its disclosure in accordance with the Staff's comment. Please see the cover page of the Registration Statement.

2.	Please delete the phrase ”seeking sponsorship” from the prospectus cover page. You should provide and overview of what you and other entities must do in order for your common stock to be included in the OTCBB system in the prospectus summary, and a materially complete description of those matters should be provided in part of the prospectus that is not subject to Rule 421(d).

The Company has revised its disclosure in accordance with the Staff's comment. Please see the cover page and pages 7 and 10 of the Registration Statement.

3.	In your response letter, tell us the basis of your expectation that the common stock will be included in the OTCBB upon effectiveness of the registration statement. Also in your response letter, describe the correspondence you have had with the NASD in this respect. If it is materially likely that your common stock will not be included in the OTCBB, revise the reference to the OTCBB to indicate that there are no assurances that the common stock will be included in that system.

The Company has submitted all requested materials to a market maker who has expressed an interest in submitting a Form 211 on behalf of the Company. The market maker has informed the Company that upon its satisfactory review of the submitted materials and the completion of background checks on the Company’s principals, it will complete the Form 211 and file the same with the NASD. The Company has had no direct contact with the NASD to date. As such, the Company has revised its disclosure in accordance with the Staff's comment to reflect that there is no assurance the Company’s common stock will be quoted on the OTCBB.

4.	We note you placed the dealer prospectus delivery legend on the front cover of the prospectus. Please move this paragraph to either the inside cover or the outside back cover. Please also note that the disclosure required by Item 501(a)(10) of Regulation S-B should be moved from the inside front cover to the cover page of the prospectus.

The Company has revised its disclosure in accordance with the Staff's comment.

Summary, page 1

5.	Please provide the introductory information about your company that is presently under the sub-heading, ”Summary Financial Data, Affiliate Transactions and Going Concern Opinion”, as a second paragraph under the sub-heading ”The Company and Business”.

The Company has revised its disclosure in accordance with the Staff's comment. Please see page 1 of the Registration Statement.

6.	We note the risk factor disclosure added on page 2 regarding your need to obtain $500,000 in financing to fund planned operations for 12 months from the date of the prospectus, your disclosure on page 21 that you do not currently have enough capital to acquire "sufficient additional equipment" and your disclosure that two of your three leases are ending in 2006. Please revise your summary to disclose this information clearly to investors as it appears that without additional financing, your primary sources of revenue will end in 2006 and you have no capital with which to purchase new equipment for leasing. This information should appear under the sub-heading “The Company and Its Business”.

The Company has revised its disclosure in accordance with the Staff's comment. Please see page 1 of the Registration Statement.

7.	We also note from your revised disclosure that your sole officer and director currently commits only 10% of his time to your business. Please highlight this information in your summary disclosure by stating this under the sub-heading "The Company and Its Business".

The Company has revised its disclosure in accordance with the Staff's comment. Please see page 1 of the Registration Statement.

Risk Factors, page 2

8.	We note your disclosure on page 6 that you "will maintain contingent and excess liability policies to protect [y]our interest in the event that a lease customer's required insurance is not available or is inadequate." Add risk factor disclosure relating to your losses associated with impairment charge disclosed on page 21, which arose because one of your lease vehicles was damaged while not covered by an insurance policy. Disclose whether you currently carry your own insurance policy on your lease assets. If not, disclose the risks to your business the lack of such insurance poses.

The Company has revised its disclosure in accordance with the Staff's comment. Please see page 7 of the Registration Statement.

9.	Add risk factor disclosure addressing the risk to your business and investors from your obligation to repay the $100,000 loan due on July 1, 2007,

The Company has revised its disclosure in accordance with the Staff's comment. Please see page 3 of the Registration Statement.

Need for additional funds to fund our anticipated plan of operation, page 2

10.	Expand the risk factor to state the minimum period for which you can currently fund planned operations. Revise to state the minimum amount of capital you must obtain to fund operations for a period of no less than 12 months from the date of the prospectus. Revise also to state the reasons you will discontinue operations, rather than scale back operations or take other actions, if $500,000 in funding is not obtained. If this funding is required in order for you to purchase related lease assets, revise to so state.

The Company has revised its disclosure in accordance with the Staff's comment. Please see page 3 of the Registration Statement.

Risks Relating to Our Business

We may become subject to additional regulation . page 6

11.	Revise the text of this risk factor to provide a brief description of the "state laws regarding the leasing of vehicles" to which you are subject. State the type(s) of license(s) you have obtained. Similarly, your disclosure on page 19 should be revised to clarify whether all necessary licenses to do business in Florida have been obtained. Moreover, revise your disclosure here to state that under the state vehicle financing laws, officials might take the positions that those laws apply to your business.

The Company has revised its disclosure in accordance with the Staff's comment. Please see pages 7 and 20 of the Registration Statement.

Risk related to An Investment in Our Securities, page 6

12.	Please refer to prior comment 12 from our letter dated July 27, 2006. Please note that our prior comment appears applicable to your company. Specifically, shareholders should be aware that as long as you continue to have fewer than 300 shareholders, your filing obligations may be suspended or terminated and that as a consequence, there may not be any legal requirement for the company to provide any future periodic reports, other than an annual report on Form 10-KSB for the fiscal year in which the registration statement is declared effective.

Contemporaneous with the declaration of effectiveness of this Registration Statement, the Company intends to file a Form 8-A pursuant to the Securities and Exchange Act of 1934 (the “Exchange Act”) in order to register our common stock under Section 12(g) of the Exchange Act. Once the Company’s common stock is registered under the Exchange Act, it will be required to file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Please see page 28 of the Registration Statement.

Thee are no foreseeable dividends on our common shares. page 7

13.	Revise the subheading of this risk factor to state the risk to investors from the fact that you do not intend to declare dividends on your common stock.

The Company has revised its disclosure in accordance with the Staff's comment. Please see page 8 of the Registration Statement.

Since the Company has limited operating history and no public trading market, page 7

14.	Revise the subheading of this risk factor to state the specific risk to investors from the arbitrary price at which have previously sold your shares. In this regard, it does not appear that this risk is that the price was not determined by an investment banking firm or other independent analyst, but that the price set does not reflect any specific intrinsic value of your business and may not be the price as which your shares publicly trade, if ever traded.

The Company has revised its disclosure in accordance with the Staff's comment. Please see page 8 of the Registration Statement.

Directors, Executive Officers, Promoters and Control Persons, page 15

15.	Please refer to prior comment 21 from our letter dated July 27, 2006. Revise to disclose the dates Mr. Keller served and President and CEO of Doc-u-care, Inc. Please clarify if Mr. Keller continues to serve as President of J.M. Keller Services, Inc.

The Company has revised its disclosure in accordance with the Staff's comment. Please see page 16 of the Registration Statement.

Description of Business, page 19

16.	Please refer to prior comment 23 from our letter dated July 27, 2006. We note revised disclosure on pages 19-20 provided in response to the prior comment. Please expand to clarify how you will acquire the vehicles and equipment you intend to lease. You state that your customers will have potential lease assets identified and priced with a particular vendor. State whether you purchase title to these assets and then enter into a lease. State the manner in which you have historically financed these purchases and how do you intend to finance them going forward.

The Company has revised its disclosure in accordance with the Staff's comment. Please see page 20 of the Registration Statement.

Major Customer, page 21

17.	Please refer to prior comment 26 from our letter dated July 27, 2006. We note your revisions to this section. However, since your customers are contractually obligated to make a certain number of future lease payments, you should expand your disclosure to discuss the percentage of contractually committed stream of total revenues that is attributable to the contract with the related party lessee.

The Company has revised its disclosure in accordance with the Staff's comment. Please see page 22 of the Registration Statement.

Management's Discussion and Analysis or Plan of Operation, page 21

18.	Please refer to prior comment 27 from our letter dated July 27, 2006. We note your revised disclosure states that there are no known future trends relating to the costs and revenues of your current lease agreements. However, you go on to state that "the future minimum revenues described in our financial statements are a summary of the future known revenues." Please revise to clarify these seemingly contradictory statements. Moreover, you should revise your disclosure to quantify the future minimum revenues, rather than simply referring to disclosure contained in the financial statements. Given that your known revenue stream is expected to decrease materially within the next three months (i.e., two of your three current leases will end in 2006), this trend should be quantified and highlighted in your discussion of your financial position.

The Company has revised its disclosure in accordance with the Staff's comment. Please see page 22 of the Registration Statement.

Liquidity and Capital Resources., page 22

19.	Please refer to prior comment 29 from our letter dated July 27, 2006. We note the revisions to your disclosure on page 22. You state that you must maintain a sufficient amount of working capital to pay your bills and professional fees, which may require between $10,000 and $25,000 of operating capital per quarter or more for your current minimal operations. Revise to disclose the current rate at which you are using capital in operations. Based on this disclosure, it would appear that you would need only $100,000 to fund your operations for a period of no less than 12 months. Revise to state the uses for the $500,000 you anticipate will be required to carry out your plan of operations.

The Company has revised its disclosure in accordance with the Staff's comment. Please see page 23 of the Registration Statement.

Results of Operations, page 22

20.	Revise to include a meaningful comparison of your expenses between the periods presented.

The Company has revised its disclosure in accordance with the Staff's comment. Please see pages 23 and 24 of the Registration Statement.

21.	Revise to state the type, purpose and value of professional services rendered in fiscal 2006 referenced on page 23. Are these expenses associated specifically with becoming a public company or do you expect these expenses to exist going forward?

The Company has revised its disclosure in accordance with the Staff's comment. Please see page 24 of the Registration Statement.

Executive Compensation

Summary Compensation Table, page 26

22.	Please refer to prior comment 34 from our letter dated July 27, 2006. We note your response that the shares issued to Mr. Keller were not restricted within the meaning of Section 83(b) of the Internal Revenue Code. However, you continue to include the value of the stock grant to Mr. Keller in the restricted stock awards column of this table. Revise to present in the dollar value of the share grant in the salary or bonus column, with a related footnote to identify that the share grant accounts for the applicable portion of the dollar amount in the compensation table.

The Company has revised its disclosure in accordance with the Staff's comment. Please see page 27 of the Registration Statement.

Financial Statements

Annual Financial Statements

Consolidated Statements of Operations, page F-4

23.	Explain to us your basis for use of the caption "Net Ordinary Loss". As part of your response, explain what this measure is intended to convey. Please note, the term ordinary loss appears more relevant to income tax reporting than to financial reporting under US GAAP.

The Company has revised its disclosure in accordance with the Staff's comment by changing the line item entitled “Net Ordinary Loss” to “Net Operating Loss.” Please see pages F-4 and F-19 of the Registration Statement.

24.	Please revise the presentation of your statements of operations to report the loss on impairment as a component of operating expenses.

The Company has revised its disclosure in accordance with the Staff's comment. Please see pages F-4 and F-19 of the Registration Statement.

Notes to Consolidated Financial Statements

Note 1. Business and Summary of Significant Accounting Policies

(g)	Lease Receivable, page F-9

25.	We note your response to prior comment 36 and your revised MD&A disclosure indicating, among other things, that the Company does not currently expect collection problems. Revise to disclose your accounting policy for the allowance for uncollectible lease payments receivable in the notes to your financial statements. Your revised disclosure should address the basis for the current allowance of $0.

The Company has revised its disclosure in accordance with the Staff's comment. Please see pages F-9 and F-24 of the Registration Statement.

26.	With regard to the disclosure in MD&A, related to your allowance for uncollectible lease payments, revise to explain why you believe your conclusion that no allowance is necessary is consistent with your stated intention to market your services to higher-risk borrowers who may have had prior credit problems. In this regard, explain how you have considered the credit worthiness and credit history of your customers in determining the allowance for uncollectible lease payments. Additionally, describe the impact on your financial position, results of operations and liquidity if the actual amount of uncollectible lease payments differs from your current estimate.

The Company has revised its disclosure in accordance with the Staff's comment. Please see pages F-9 and F-24 of the Registration Statement.

In providing the responses set forth in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter is responsive to your comments. If you have any questions regarding the information set out above or any additional comments, please call the undersigned at (813) 833-7525 or Joseph A. Probasco, Esq., Bush Ross, P.A., at (813) 224-9255.

Sincerely,

/s/ Jerry Keller
Jerry Keller
President and Chief Executive Officer

cc:	Joseph A. Probasco, Esq.

Bush Ross, P.A.

Pender Newkirk & Company LLP